Kenneth R. Koch | 212 692 6768 | krkoch@mintz.com	Chrysler Center 666 Third Avenue New York, NY 10017 212-935-3000 212-983-3115 fax www.mintz.com

January 18, 2013

Via EDGAR Transmission

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Linda Cvrkel, Branch Chief

Re:	Navios Maritime Holdings Inc.
Form 20-F for the Year Ended December 31, 2011
Filed March 28, 2012
File No. 001-33311

Dear Ms. Cvrkel:

On behalf of Navios Maritime Holdings Inc. (the “Company”), we are writing in response to the letter of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”), dated January 14, 2013 (the “Comment Letter”), relating to the Company’s Annual Report on Form 20-F for the fiscal year ending December 31, 2011. Please note that for the Staff’s convenience, we have recited the Staff’s comments and provided our response to such comments immediately thereafter.

Form 20-F for the Year Ended December 31, 2011

Notes to the Financial Statements

Note 9. Investments in Affiliates

1.

We note from your response to our prior comment 14 in your letter dated December 21, 2012, that you believe that after the January 1, 2012 conversion, the risk and reward profile of the common units and Series A subordinated units are substantially the same and as a result, your entire investment in Navios Partners is appropriately accounted for by the equity method beginning January 1, 2012. We further note that your proposed disclosure indicates the change in accounting that was made as of January 1, 2012, but does not explain the reasons you believe the change was appropriate. Please revise your notes to the financial statements to disclose why you believe it was appropriate to begin accounting for your entire investment in Navios Partners under the equity method of accounting as of January 1, 2012. In this regard, your revised disclosure should be at a similar level of detail to that included in your response to our prior comment 14. Please confirm that you will revise accordingly.

Response: In response to the Staff’s comment, the Company will revise the disclosure in future filings accordingly.

Note 19. Disposal of Assets, page F-63

2.	We note from your response to our prior comment 16 in your letter dated December 21, 2012 that in future filings you will, in Note 19, more clearly cross-reference the disclosure in Note 16. However, we believe that the disclosure of how the deferred gain is calculated or determined should be clearly explained in Note 19 where the amount of the deferred gain for each vessel sale is disclosed. As previously requested, please revise Note 19 to explain how the amount of the deferred gain recognized in connection with the various vessels disposed of during 2011, 2010 and 2009 was calculated or determined.

Response: In response to the Staff’s comment, the Company will revise the disclosure in future filings accordingly.

Please call the undersigned at (212) 692-6768 with any comments or questions regarding the Form 20-F or this response letter.

Very truly yours,

/s/ Kenneth R. Koch
Kenneth R. Koch

cc:	Securities and Exchange Commission (Claire Erlanger, Division of Corporation Finance)

Navios Maritime Holdings Inc. (Mr. George Achniotis)